Exhibit 99.1

NFL and Enthusiast Gaming Announce First NFL Family Game Night with New Media Sponsors including Nickelodeon

NFL Family Game Night extends reach of NFL Tuesday Night Gaming to a family audience

NEW YORK and LOS ANGELES, Oct. 24, 2022 -- The National Football League (“NFL”) and Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX) today announced the debut of NFL Family Game Night, a new three-part special series of NFL Tuesday Night Gaming designed as a platform for families and younger fans to play alongside their favorite players and gamers in a fun and entertaining format. With the support of key new media sponsorships from Nickelodeon and Universal Pictures, alongside existing sponsor Hulu + Live TV, NFL Family Game Night aims to deliver excitement for the entire family.

NFL Family Game Night will debut on October 25 at 6:30 pm ET, inviting viewers to a Halloween-themed gaming night with content creators as well as NFL players and their children playing Fall Guys. The show will give viewers a peek into how these families and friends play together and the fun that ensues. The Halloween special will be the first of three NFL Family Game Nights planned throughout the inaugural NFL Tuesday Night Gaming season.

“We are excited for the debut of our new NFL Family Game Night format and welcome Nickelodeon and Universal Pictures as new media sponsors of NFL Tuesday Night Gaming,” commented Bill Karamouzis, President of Enthusiast Gaming. “With the new NFL Family Game Night format, we are able to reach a new co-viewing audience segment, delivering value to our sponsors and expanding the reach of our NFL Tuesday Night Gaming offering.”

“Gaming is a point of connection for many families and NFL Family Game Night reflects the multi-generational audience of the NFL through fun gaming entertainment that appeals to even our youngest fans by sharing how NFL players and their families play together on game night,” commented Ed Kiang, Vice President of Video Gaming at the NFL.

As part of Nickelodeon’s sponsorship, the brand’s NFL Slimetime series will be integrated into Enthusiast Gaming’s NFL Family Game Night episodes on October 25 and November 22, with both installments featuring NFL Slimetime Halftime Report segments, where guest hosts recap gameplay and set the stage for the next round of action. The December 20 episode of NFL Family Game Night will feature additional NFL Slimetime-themed elements and will culminate with the lucky winners getting showered in Nickelodeon’s iconic green slime. Combining Nick-ified highlights, expert advice, and celebrity guest appearances, Nickelodeon’s NFL Slimetime is a weekly NFL experience for kids and families to enjoy together. NFL Slimetime airs Wednesdays at 7 p.m. (ET/PT) on Nickelodeon through Wednesday, Feb. 15, the week after Super Bowl LVII, with episodes available to stream on Paramount+ the following day.

NFL Tuesday Night Gaming, a first-of-its-kind gaming collaboration, designed to meet the entertainment preferences of younger audiences, has been streaming weekly on Tuesdays at 6:30 p.m. ET on YouTube at www.youtube.com/nfltng since September 13. NFL Family Game Night will stream live on October 25, November 22, and December 20.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Liana Bailey, National Football League (NFL)

liana.bailey@nfl.com

Kayla Libuda, Enthusiast Gaming

klibuda@enthusiastgaming.com

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, the timing and format of NFL Tuesday Night Gaming programming.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.